02021882

ITED STATES
EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MFM ASSET MANAGEMENT, L.L.C.

RECD S.E.C.
MAR 28 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MADISON SUITE 2000

(No. and Street)

CHICAGO,	**ILLINOIS**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM MCGRATH **(312) 368-0417**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants

(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, TIM MCGRATH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFM ASSET MANAGEMENT, L.L.C., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RECEIVED MAR 28 2002

OFFICIAL SEAL
JANET M SARTORI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/08/05

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MFM ASSET MANAGEMENT, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended DECEMBER 31, 2001

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312)922-0062
FAX: (312)922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of MFM ASSET MANAGEMENT, L.L.C.:

We have audited the accompanying statement of financial condition of MFM ASSET MANAGEMENT, L.L.C., as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MFM ASSET MANAGEMENT, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
March 27, 2002

MFM ASSET MANAGEMENT, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Receivables from broker–dealer	$	183,149
Commissions receivable		15,183
Due from affiliate		12,151
Other assets		7,617
Office equipment net of accumulated depreciation of $15,076		7,660
Leasehold improvements net of accumulated amortization of $ 26		4,229
Organizational costs, net of accumulated amortization of $31,634		2,696
Goodwill net of amortization of $2,378		425,668
Total assets	$	658,353

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Note payable	$	110,000
Total liabilities		110,000
Member's equity		548,353
Total liabilities and member's equity	$	658,353

The accompanying notes are an integral part of these financial statements.

MFM ASSET MANAGEMENT, L.L.C.

STATEMENT OF OPERATIONS

For the period ended December 31, 2001

Revenues:		
Commissions	$	355,132
Advisory fees		143,668
Interest		6,452
Other		1,672
		506,924
Expenses:		
Compensation and related expenses		341,415
Commissions and clearing expenses		68,584
Occupancy, telephone, and quotation		30,680
Depreciation and amortization		12,968
Dues, fees, and assessments		4,983
Professional fees		22,120
Interest expenses		9,009
Other operating expenses		34,129
		523,888
Net loss	$	(16,964)

The accompanying notes are an integral part of these financial statements.

MFM ASSET MANAGEMENT, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period ended December 31, 2001

Balance at December 31, 2000	$	114,775
Net loss		(16,964)
Members withdrawals		(78,694)
Member contributions		529,236
Balance at December 31, 2001	$	548,353

The accompanying notes are an integral part of these financial statements.

MFM ASSET MANAGEMENT, L.L.C.

STATEMENT OF CASH FLOWS

For the period ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(16,964)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,121
Amortization		8.848
Increase in receivables		(617)
Increase in due from affiliate		(2,798)
Increase in other assets		(3,917)
Decrease in accounts payable and accrued expenses		(4,753)
Net cash flows used in operating activities		(16,080)
Cash flows from investing activities:		
Purchase of office equipment		(2,161)
Purchase of leasehold improvements		(4,255)
Acquisition of goodwill		(428,046)
Net cash flows used in investing activities		(434,462)
Cash flows from financing activities:		
Member's contributions		529,236
Members' withdrawals		(78,694)
Net cash flows provided by investing activities		450,542
Increase in cash		0
Cash at the beginning of the year		0
Cash at the end of the year		0

The accompanying notes are an integral part of these financial statements.

MFM ASSET MANAGEMENT, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) Organization of Business and Summary of Significant Accounting Policies

Nature of Business

MFM Asset Management, L.L.C., (the "Company") was organized as an Illinois Limited Liability Company on February 20, 1997. As of October 15, 1997 the Company became a member of the National Association of Securities Dealers, Inc. (NASD) as an introducing broker.

As of November 30, 2001 the members sold their interests to Wunderlich Investment Company, Inc. for an amount in excess of the net assets acquired. Such amount has been recorded as goodwill and is being amortized on a straight-line basis over eighteen years.

The Company conducts securities activities on a fully disclosed basis and does not carry customer accounts as defined in Securities and Exchange Commission (SEC) rule 15c3-3 of the Securities Exchange Act of 1934.

Significant Accounting Policies

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Equipment: Office equipment is carried at cost and depreciation is computed primarily by straight-line methods.

Goodwill: Goodwill is being amortized on a straight-line basis over a period of eighteen years

Income Taxes: Federal income taxes have not been provided for as the Company is operating as an Illinois Limited Liability Company and each member is individually liable for the taxes, if any, on his share of the Company's income and expenses.

(2) Note Payable

The Company has a subordinated loan of $110,000. The NASD has approved the subordinated loan agreement. Written approval is required for any prepayment of the note payable. The note bears interest at the rate of prime and matures December 31, 2010.

(3) Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

At December 31, 2001, the company had net capital and net capital requirements of approximately $189,869 and $50,000, respectively.

(4) Pension Plan

The Company has instituted a Simplified Employee Pension Plan (SEP) allowing for discretionary contributions to eligible participants. No contributions were made in 2001.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MFM ASSET MANAGEMENT, L.L.C.** **as of DECEMBER 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 548,353	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 548,353	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ 110,000	[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 658,353	[3530]
6.	Deductions and/or/changes 17				
	A. Total nonallowable assets from Statement of Financial Condition	462,514	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: Proprietary capital charges		[3600]		
	D. Other deductions and/or charges	4,000	[3610]	(466,514)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions 20			191,839	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities 18		[3735]		
	2. Debt securities		[3733]		
	3. Options		[3730]		
	4. Other securities	1,970	[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)		[3736]	(1,970)	[3740]
10.	Net Capital			$ 189,869	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MFM ASSET MANAGEMENT, L.L.C.** **as of DECEMBER 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)			$ 0	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			50,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			50,000	[3760]
14.	Excess net capital (line 10 less 13)			139,869	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22			189,869	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				[3790]
17.	Add:				
	A. Drafts for immediate credit 21		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
19.	Total aggregate indebtedness				[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23.	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	[3760]
25.	Excess net capital (line 10 less 24)	$	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$	[3920]
		OMIT PENNIES	

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MFM ASSET MANAGEMENT, L.L.C.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period	$ 114,775	[4240]
	A. Net income (loss)	(16,964)	[4250]
	B. Additions (includes non-conforming capital of 29$ [4262])	529,236	[4260]
	C. Deductions (includes non-conforming capital of $ [4272])	(78,694)	[4270]
2	Balance, end of period (From item 1800)	$ 548,353	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period 30	$ 110,000	[4300]
	A. Increases	0	[4310]
	B. Decreases	0	[4320]
4.	Balance, end of period (From item 3520)	$ 110,000	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MFM ASSET MANAGEMENT, L.L.C. **as of DECEMBER 31, 2001**

Excemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c-3-3 is claimed, identify below the secton upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)—"Special Account for the Exclusive benefit of Customers" maintained 4560

C. (k) (2)(B)—All customer transactions cleared through another Broker-dealer on a fully disclosed basis, Name of clearing firm ☐ Bear Stearns Securities Corporation 4335 Equities 4570

D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect To Renew (yes or no)
☐ 4600	4601	4602	4603	4604	4605
☐ 4610	4611	4612	4613	4614	4615
☐ 4620	4621	4622	4623	4624	1625
☐ 4630	4631	4632	4633	4634	4635
☐ 4640	4641	4642	4643	4644	4645
☐ 4650	4651	4652	4653	4654	4655
☐ 4660	4661	4662	4663	4664	4665
☐ 4670	4671	4672	4673	4674	4675
☐ 4680	4681	4682	4683	4684	4685
☐ 4690	4691	4692	4693	4694	4695
		TOTAL ☐	4600		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	*15c3-1 (c)(2)(iv) Liabilities*

MFM ASSET MANAGEMENT, L.L.C.

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
DECEMBER 31, 2001

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanations for differences between the unaudited and audited FOCUS Part IIA Report as of DECEMBER 31, 2001:

Net capital per unaudited FOCUS report	$189,869
Net capital per audited FOCUS report	$189,869

MFM ASSET MANAGEMENT, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

DECEMBER 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

MFM ASSET MANAGEMENT, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

DECEMBER 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312)922-0062
FAX:(312)922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of MFM ASSET MANAGEMENT, L.L.C.

In planning and performing our audit of the financial statements of MFM Asset Management, L.L.C. (the "Company") for the period ended December 31, 2001, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications, and comparison, and the recitation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Commission; (3) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by the Rule 15c3-3; and (4) in making the periodic computations of the reserve required by Rule 15c3-3 (e), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
March 27, 2002